Olivia P. Adler
Attorney at Law
1614 33rd Street N.W.
Washington, D.C. 20007
Phone/Fax: (202) 337-9090
Email: oadler@comcast.net

September 29, 2011

Dominic Minore
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Steward Funds, Inc. (File Nos. 2-28174; 811-01597) and Capstone Series Fund, Inc. (File Nos. 2-83397; 811-01436) (together, “Registrants”)

Dear Mr. Minore:

This letter responds to your further comment of Thursday, September 29, 2011 on the preliminary proxy statement filed by Registrants on September 16 and 19, 2011.

1.
Comment – Under Proposal 1, please indicate that the proposed change in governing law for the advisory agreement from Maryland to Texas will not result in any material change in the way the contract will be interpreted.

Response – Registrant has decided not to change the governing law for any of the Funds.  Therefore, the governing law for the Steward Small-Mid Cap Enhanced Index Fund under the advisory agreement will continue to be that of Texas, while the governing law for the other series under that agreement will be that of Maryland.  These changes will be reflected in the definitive proxy statement and exhibits.

Please let me know if you have questions or further comments.  I can be reached at 202-337-9090 (office) or 202-236-6303 (cell).  My email address is oadler@comcast.net.

Sincerely yours,

/s/ Olivia P. Adler
Olivia P. Adler